File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007

(Filed February 26, 2007)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated February 26, 2007

Vitro Reports Record Results

San Pedro Garza Garcia, Nuevo Leon, Mexico - February 26, 2007 - Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO) one of the world's largest producers and distributors of glass products, today announced 4Q'06 unaudited results. Year over year consolidated sales increased 7.7 percent and EBITDA rose 3.6 percent. The consolidated EBITDA margin was down 60 basis points to 15.5 percent for the quarter. Excluding the divestiture of Quimica M in March 2006 and the acquisition of Vidrios Panamenos (VIPASA) in April 2006, consolidated sales rose 7.5 percent and consolidated EBITDA increased 4.3 percent year over year.

Alvaro Rodriguez, Chief Financial Officer, commented "We closed 2006 with another very solid quarter. On a comparable basis, we achieved the highest consolidated EBITDA for a fourth quarter since 4Q'99."

"This has been an important year for Vitro. Consolidated EBITDA for 2006, on a comparable basis, is the highest since 2000. Glass containers reached another consecutive record year, with comparable sales and EBITDA up 15 percent and 23 percent, respectively. Flat Glass performance during the year was also strong. On a comparable basis, sales rose 3.7 percent and EBITDA, excluding the effect of the inventory reduction, was up 20 percent."

"We are also pleased to report that we have delivered on the financial plan established at the end of 2005, which led to the financial transformation of Vitro in 2006. This last quarter we completed a successful rights offering and the sale of land occupied by Vimex for a total of US$150 million. As a result, during 2006 we closed transactions to reduce debt for a total of US$332 million, exceeding our US$300 million target."

"Today Vitro is a much stronger company. We finalized the sale of non-core assets, reduced gross debt by US$242 million year over year to an all time low of US$1,141 million achieving a net debt to EBITDA ratio of 2.7 times; brought down selling and administrative expenses by 100 basis points to 19.9 percent during 2006."

"In January 2007 we undertook a major debt refinancing and issued a total of US$1.0 billion in senior unsecured notes, which were more than seven times oversubscribed. This was the largest high yield-rated offering by a non-government owned corporate in Emerging Markets to date. Through this offering we have transformed the company's capital structure by simplifying it, concentrating debt in a single entity and eliminating structural subordination. In addition, we significantly reduced the cost of debt and extended debt maturities to an average life of debt of nearly 8 years."

Mr. Rodriguez closed, "The last year proved to be very productive as we made major progress with the EBITDA turnaround that started in 2003, while constantly refinancing our debt. Now that the financial plan is complete and Vitro has enhanced liquidity and increased financial flexibility, it's time to focus our energy in continuing to build a strong platform for the new Vitro story, leveraging our strengths, focusing on organic growth and building on our unique position in niche markets and value added products."

All figures provided in this announcement are in accordance with Mexican Financial Reporting Standards (MFRS) issued by the Mexican  Board for Research and Development of Financial Reporting Standards (CINIF), except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. Certain amounts may not sum due to rounding. All figures and comparisons are in USD terms, unless otherwise stated, and may differ from the peso amounts due to the difference between inflation and exchange rates.

This announcement contains historical information, certain management's expectations and other forward-looking information regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that these management's expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comision Nacional Bancaria y de Valores.

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials, equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 45 countries worldwide. For further information, please visit our website at: http://www.vitro.com.

Fourth Quarter 2006 results

Conference Call and Web cast

Tuesday, February 27, 2007

11:00 AM U.S. EST - 10:00 A.M. U.S. CST (Monterrey time)

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com through the end of the day on April 2, 2007. For inquiries regarding the conference call, please contact Maura Gedid of Breakstone Group via telephone at (646) 452-2335, or via email at mgedid@breakstone-group.com.

For more information please contact:

Media Albert Chico Vitro, S. A. B. de C.V. + (52) 81-8863-1335 / 1661 achico@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2333 sborinelli@breakstone-group.com mfehle@breakstone-group.com

Consolidated Results

Sales

Consolidated net sales for 4Q'06 increased 7.7 percent YoY to US$608 million and 8.5 percent to US$2,401 million for fiscal year 2006. Glass Containers sales for the quarter rose YoY by 20.8 percent while Flat Glass sales declined 4.4 percent over the same time period.

During the quarter domestic and foreign subsidiaries' sales grew 6.6 percent and 20.1 percent YoY respectively. Export sales decreased 6.2 percent during the same period.

On a comparable basis, excluding the divestiture of Quimica M in March 2006 and the acquisition of Vidrios Panamenos (VIPASA) in April 2006, consolidated net sales for the quarter rose 7.5 percent YoY.

Table 1: Total Sales

Table 1 Sales (Million)	4Q'06	4Q'05	YoY% Change	2006	2005	YoY% Change
Constant Pesos						
Total Consolidated Sales	6,620	6,323	*4.7*	26,562	25,323	*4.9*
Flat Glass	3,059	3,311	*(7.6)*	12,709	12,958	*(1.9)*
Glass Containers	3,435	2,908	*18.1*	13,435	11,868	*13.2*
Domestic Sales	2,834	2,714	*4.4*	11,419	10,524	*8.5*
Export Sales	1,430	1,560	*(8.3)*	6,153	6,710	*(8.3)*
Foreign Subsidiaries	2,356	2,049	*15.0*	8,990	8,089	*11.1*
Nominal Dollars						
Total Consolidated Sales	608	565	*7.7*	2,401	2,212	*8.5*
Flat Glass	281	294	*(4.4)*	1,149	1,130	*1.7*
Glass Containers	316	261	*20.8*	1,214	1,039	*16.9*
Domestic Sales	260	244	*6.6*	1,026	916	*12.0*
Export Sales	132	140	*(6.2)*	558	588	*(5.0)*
Foreign Subsidiaries	217	180	*20.1*	817	708	*15.3*
% Foreign Currency Sales* / Total Sales	57%	57%	*0.4 pp*	57%	59%	*-1.3 pp*
% Export Sales / Total Sales	22%	25%	*-3.2 pp*	23%	27%	*-3.4 pp*

* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for the quarter increased 8.2 percent YoY to US$45 million from US$42 million last year. EBIT margin slightly increased 0.1 percentage points to 7.5 percent. For fiscal year 2006, consolidated EBIT increased 17.7 percent to US$180 million from US$153 million in 2005. In 2006, EBIT margin increased 0.6 percentage points to 7.5 percent.

EBIT for the quarter at Glass Containers increased by 81.4 percent YoY, while at Flat Glass EBIT decreased 34.3 percent. On a comparable basis, Glass Containers EBIT, excluding VIPASA, increased 79 percent YoY while Flat Glass EBIT, excluding Quimica M, decreased 28 percent YoY.

Consolidated EBITDA for the quarter increased 3.6 percent to US$94 million from US$91 million in 4Q'05. The EBITDA margin decreased 0.6 percentage points YoY to 15.5 percent. On a comparable basis, excluding the divestiture of Quimica M and the acquisition of VIPASA, consolidated EBITDA for the quarter increased 4.3 percent YoY. For fiscal year 2006, consolidated EBITDA increased 10.4 percent to US$371 million from US$336 million in fiscal year 2005.

During the quarter, EBITDA decreased 12.1 percent YoY at Flat Glass. EBITDA at Glass Containers rose 32.3 percent. On a comparable basis, excluding Quimica M, EBITDA for Flat Glass during the quarter decreased 6 percent YoY while EBITDA for Glass Containers, excluding VIPASA, increased 30 percent YoY. Glass Containers was the major EBITDA contributor for the quarter and for the fiscal year.

The Company's expense reduction effort continued to benefit results during this quarter, SG&A as percentage of sales was reduced by 30 basis points compared with 4Q'05.

Consolidated Financing Cost

Consolidated financing costs for the quarter decreased 51 percent YoY to US$14 million compared with US$29 million during 4Q'05. This was primarily driven by lower interest expense of US$35 million compared with US$44 million during 4Q'05 and by an US$11 million decrease in other financial expenses as a result of a higher value in derivative transactions.

For 2006, total consolidated financing cost increased to US$193 million from US$124 million due to a non-cash foreign-exchange loss of US$17 million compared with a non-cash foreign-exchange gain of US$36 million during last year and higher other financial expenses of US$70 million compared with US$46 million in 2005 mainly due to lower value in derivative transactions in 2006.

In addition, the increase in total financing cost in fiscal year 2006 was partially offset by lower interest expense due to the Company's debt reduction efforts.

Taxes

Total Taxes and PSW (Profit Sharing to Workers) increased to US$31 million in 4Q'06 compared to zero tax expense and PSW in 4Q05. This increase, which does not represent a cash outflow, was derived mainly from higher taxable profits in our Mexican subsidiaries which allow the Company to recover net operating tax losses from previous years. In 2005 a deferred tax benefit was booked due to the recognition of the tax basis of certain assets of some foreign subsidiaries subject to repatriation.

Consolidated Net Income

During the quarter the Company recorded a consolidated net income of US$34 million compared to a net income of US$18 million during the same quarter last year. This variation is mainly a result of a decline in total financing costs due to lower interest expense of US$35 million compared with US$44 million during 4Q'05 and an US$11 million decrease in other financial expenses as well as other income of US$34 million due to a gain in the sale of the Vimex land which was partially offset by a fixed asset impairment charge at Flat Glass during the quarter compared to other income of US$3 million in the same quarter last year. The above mentioned factors more than offset the foreign exchange loss and higher income taxes and PSW.

Capital Expenditures (CAPEX)

Capital expenditures for the quarter totaled US$41 million, compared with US$26 million in 4Q'05. Glass Containers represented 81 percent of total Capex consumption and included investment in a new glass production line, major furnace repairs and maintenance. Flat Glass accounted for 13 percent and was mainly invested in maintenance.

Consolidated Financial Position

Consolidated gross debt as of December 31 2006 totaled US$1,141 million, a QoQ decrease of US$68 million and a YoY decrease of US$242 million.

Net debt, which is calculated by deducting cash and cash equivalents as well as restricted cash accounted for in other current assets, decreased QoQ by US$105 million to US$1,027. On a YoY comparison, net debt decreased US$191 million.

As of 4Q'06, the Company had a cash balance of US$113 million, of which US$108 million was recorded as cash and cash equivalents and US$5 million was classified as other current assets. The US$5 million is restricted cash, which corresponds to cash collateralizing derivative instruments, recorded at the holding company.

Table 5

Debt Indicators

(Million dollars; except as indicated)

	4Q'06	3Q'06	2Q'06	1Q'06	4Q'05
Interest Coverage					
(EBITDA/ Total Net Financial Exp.) (Times) LTM	1.7	1.6	1.6	1.6	1.7
Leverage					
(Total Debt / EBITDA) (Times) LTM	3.0	3.3	3.8	4.0	4.0
(Total Net Debt / EBITDA) (Times) LTM	2.7	3.1	3.3	3.6	3.5
Total Debt[1]	**1,141**	**1,209**	**1,297**	**1,354**	**1,383**
Short-Term Debt[2]	423	492	580	460	332
Long-Term Debt	718	717	717	894	1,051
Cash and Equivalents[3]	113	77	148	132	165
Total Net Debt	**1,027**	**1,132**	**1,149**	**1,222**	**1,218**
Currency Mix (%) dlls&Euros/Pesos / UDI's	94/6/0	90/6/4	90/7/3	87/7/7	85/8/7

(1) Crisa's debt is not included prior to 2Q'06 as it was considered a Discontinued Operation

(2) Short term debt includes current maturities of long-term debt.

(3) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing long term debt and derivatives instruments accounted for in current and other long term assets.

  The Company's average life of debt as of 4Q'06 was 3.3 years compared with 3.9 years for 4Q'05.

  Short term debt as of December 31, 2006, decreased by US$69 million to 37 percent as a percentage of total debt, compared with 41 percent in 3Q'06. These amounts include current maturities of long-term debt.

  As of December 31, 2006 Vitro had an aggregate of US$120 million in off-balance sheet financing related to sales of receivables and receivable securitization programs. Flat Glass recorded US$73 million and Glass Containers recorded US$47 million.

  41 percent of total short-term debt maturities are at the Holding Company level.

  Revolving and other short-term debt, including trade-related debt, accounted for 56 percent of total short-term debt. This type of debt is usually renewed within 28 to 180 days.

  Current maturities of long-term debt, including current maturities of market debt, decreased by US$66 million to US$184 million from US$250 million as of September 30, 2006, and as of 4Q'06 represented 44 percent of total short term debt.

   Approximately 59 percent of debt maturities due in 2007 are at the operating subsidiaries level.

   Maturities for 2007 include the Senior Notes at the Holding Company level, Vena's Euro Commercial Paper Programs and Credit Facilities at the subsidiary level.

  Market maturities from 2008 and thereafter include, among others, the Senior Notes due in 2011 at VENA, the 2010 Secured Term Loan at VENA, long-term "Certificados Bursatiles" and the Senior Notes due in 2013 at the Holding Company level.

Cash Flow

Net free cash flow for the quarter decreased to negative US$4 million compared to US$26 million in 4Q'05. This was principally the result of higher net financing cost due to lower value in derivative transactions as well as higher CAPEX needs in 4Q'06, this effect was partially offset by higher EBITDA, taxes recovered and lower working capital requirements during the quarter.

For 2006, the Company recorded a free cash flow of US$12 million compared with US$42 million in 2005. The causes behind this result are higher net financing cost as well as higher CAPEX and working capital needs. Higher EBITDA and lower taxes paid helped to partially offset the above mentioned factors.

Table 6: Cash Flow Analysis

Table 6
Cash Flow from Operations Analysis[1]
(Million)

	4Q'06	4Q'05	YoY% Change	2006	2005	YoY% Change
Constant Pesos						
EBITDA	1,065	1,022	*4.2*	4,174	3,863	*8.1*
Net Interest Expense[2]	(738)	(529)	*39.6*	(2,418)	(2,146)	*12.7*
Capex	(443)	(289)	*53.2*	(1,182)	(1,061)	*11.4*
Working Capital[3]	32	230	*(86.1)*	(221)	396	—
Dividends	-	(6)	—	(156)	(187)	*(16.6)*
Cash Taxes (paid) recovered	45	(133)	—	(78)	(392)	*(80.2)*
Net Free Cash Flow	(39)	295	—	119	473	*(74.9)*
Nominal Dollars						
EBITDA	94	91	*3.6*	371	336	*10.4*
Net Interest Expense[2]	(64)	(48)	*34.7*	(214)	(186)	*15.1*
Capex	(41)	(26)	*57.0*	(110)	(93)	*18.6*
Working Capital[3]	3	21	-	(15)	35	—
Dividends	-	(1)	—	(13)	(16)	*(15.2)*
Cash Taxes (paid) recovered	4	(12)	—	(7)	(34)	*(80.7)*
Net Free Cash Flow	(4)	26	—	12	42	*(72.0)*

(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with the Mexican GAAP
(2) Includes derivative transactions, and other financial expenses and products.
(3) Includes: Clients, inventories, suppliers, other current assets and liabilities, IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)

Key Developments

Vitro Announces Successful US$1.0 billion Bond Offering

On January 25, 2007 the Company announced it had successfully priced its previously anticipated debt offering, upsized from US$750 million to US$1.0 billion of senior unsecured notes (the "Notes") principally to refinance existing third-party debt at the Vitro holding company level, substantially all of the third-party debt at its subsidiary Vitro Envases Norteamerica, S.A. de C.V. ("VENA") and certain third-party debt at its subsidiary Vimexico, S.A. de C.V. ("Vimexico"). The Notes were issued in two tranches: US$700MM of senior unsecured notes due February 1, 2017 callable after year 2012, at a coupon of 9.125 percent and US$300MM of senior unsecured notes due February 1, 2012, non-callable for life, at a coupon of 8.625 percent. The Notes will pay interest semiannually and will receive guarantees from VENA and its wholly-owned subsidiaries and Vimexico and its wholly-owned subsidiaries. The Notes offering closed on February 1, 2007. The Notes offering was made to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act of 1933, as amended and to non-U.S. persons outside the United States in accordance with Regulation S under the Securities Act of 1933.

As previously announced on January 10, 2007, concurrently with the Notes offering, VENA launched an offer to purchase for cash (the "Tender Offer") any and all of its outstanding 10.75 percent senior secured guaranteed notes due 2011 (the "2011 Notes") and a solicitation of consents (the "Consent Solicitation") from the holders of the 2011 Notes. Pursuant to the terms of the Tender Offer and Consent Solicitation, on January 24, 2007 (the "Consent Time"), 87.6 percent of the aggregate principal amount of the 2011 Notes had been tendered. The Tender Offer expired on February 7, 2007.

Vitro Cristalglass Inaugurates Furnace Capable of Tempering Largest Dimension Glass Sheets in Spain

On February 7, 2007 Vitro Cristalglass, Vitro's Flat Glass subsidiary in Europe, held a ceremony to celebrate the inauguration and start-up of its new furnace in the La Rozada facility, located in the vicinity of Villadecanes, Leon with the capacity to temper the largest dimension laminated glass sheets on the Spanish Peninsula and only the third-largest in Europe. In addition to the new temper and thermo hardening furnace, the third that Vitro Cristalglass has installed in the La Rozada facility, a total reorganization of the installation was undertaken to speed up processes that will enable a more efficient response to our valuable customer needs, the end purpose of our existence. With a factory greater than 40,500 square meters on a property of 62,000 square meters, La Rozada is considered the largest glass processing complex in Europe.

Vitro completes its financial plan with $100 million property sale

On December 13, 2006 the Company announced that it had finalized the sale of real estate currently occupied by its subsidiary Vidriera Mexico S.A. de C.V. ("Vimex") in Mexico City for US$100 million. With this transaction, Vitro reached its stated goal of raising more than US$300 million before year-end 2006, which were mostly used to pay down debt and strengthen the financial position. Under the terms of the transaction Vimex will have three years to transfer its facilities to the new location in the industrial valley of Toluca Mexico, while Vitro will continue to use the existing premises for the first two years at no cost.

Vitro Flat Glass Division Strengthens its Financial Position

On December 11, 2006 the Company announced that the merger of its subsidiary Vitro Plan, S.A. de C.V. ("Vitro Plan") in Vimexico, a former creditor of Vitro Plan and a 100 percent owned subsidiary of Vitro, was approved at a General Extraordinary Shareholders Meeting of Vitro Plan on second call. Through this merger Vitro Plan reduced its debt by US$135 million significantly reducing its debt to EBITDA ratio from 4.5 to 3.2 times. The merger strengthens the Flat Glass business unit's financial position. With the approval of this merger, Vitro owns 91.8 percent of Vimexico and its partner Pilkington owns the remaining 8.2 percent. Pilkington opposed the adoption of the shareholder resolution.

Vitro To Build New State-Of-The-Art Glass Container Plant

On November 28, 2006 the Company announced that it will build a new state-of-the-art glass container facility in the industrial valley of Toluca in Mexico in order to meet increasing demand from the cosmetic, fragrances, toiletries, and pharmaceuticals industries both domestically and abroad. The relocation of the Vimex plant, currently located in Mexico City started in late 2006 and will take two years to complete. The relocation and the building of the new plant will be funded by Vimex's cash flow from operations. The new plant will not only allow Vimex to raise output and productivity while increasing quality and customer service, but will also benefit from significant synergies derived from the existing Vidriera Toluca glass container plant near the new Vimex location.

Vitro Announces Successful Completion of Capital Stock Increase

On November 1, 2006 the Company announced that it successfully completed a rights offering to shareholders and holders of ADRs for an increase in the Company's capital stock. As a result, the Company received funds totaling Ps.550 million. Approximately 95 percent of the 62,857,143 total new shares offered were subscribed by the Company's current shareholders and ADR holders through the exercise of preemptive rights, and the remaining portion was purchased by IXE Banco, a Mexican financial Institution, through a back stop facility arranged for this purpose. Purchasers of such new shares included persons that acquired preemptive rights through assignments that were notified to the Company. The net proceeds from the rights offerings were used to repay certain short-term debt at the holding company.

Flat Glass

(48 percent of 2006 Consolidated Sales)

Sales

Flat Glass sales for the quarter decreased 4.4 percent YoY to US$281 million from US$294 million. On a comparable basis, excluding Quimica M which was divested in March 2006, sales decreased 2.7 percent YoY.

Domestic sales decreased 7.0 percent YoY, as a result of lower construction-related sales. Construction-related volumes decreased 17 percent YoY while the prices reflect a better price mix as they increased 10 percent compared with the third quarter of fiscal year 2006 and increased 13 percent YoY.

Export sales decreased 33.7 percent YoY due to lower construction-related and Auto Glass Replacement ("AGR") sales. The construction-related export sales decreased as the company continued to focus on the Mexican market. The reduction in AGR export sales was driven by a decrease in volume as capacity was used to supply domestic market which has a better price mix.

Automotive sales decreased 7.5 percent YoY driven by lower OEM volumes due to the following: During 4Q'05 there was a non-recurrent peak in demand from an assembly plant of one of our large clients coupled with a longer than expected production interruption from our clients during 4Q'06. Despite this effect, 2006 OEM volumes remain very strong, increasing 21 percent in comparison with those of fiscal year 2005. In addition, AGR domestic sales increased 4 percent YoY, partially compensating lower AGR export sales.

Sales from foreign subsidiaries continued an upward trend, increasing 11.0 percent YoY to US$164 million from US$147 million. Sales at Vitro America, Vitro's Flat Glass subsidiary in the US, rose 1.7 percent YoY, mainly driven by the solid demand from the non-residential construction market. Sales at Vitro Cristalglass, the Spanish subsidiary, increased 17.9 percent YoY driven by an improved product mix. Sales at Vitro Colombia increased 13.8 percent compared with the same quarter last year due to strong demand from the Venezuelan and Ecuadorian markets.

EBIT and EBITDA

EBIT decreased 34.3 percent YoY to US$10 million from US$16 million, while EBITDA decreased 12.1 percent to US$27 million from US$30 million. During the same period, EBIT and EBITDA margins decreased 1.7 and 0.8 percentage points respectively.

During the quarter, on a comparable basis, excluding Quimica M, Flat Glass EBIT decreased 28 percent YoY and EBITDA decreased 6 percent.

On a YoY comparison, lower volumes affected the EBIT and EBITDA generation. This effect was partially compensated by a better product mix in both the Automotive and Construction business lines coupled with stabilized inventory levels.

Without the effect in inventory reduction, EBITDA for fiscal year 2006 is US$114 million. Therefore on a comparable basis, EBITDA grew 20 percent compared with fiscal year 2005.

Strong EBITDA generation from Vitro America, Vitro Cristalglass and Vitro Colombia which grew 11 percent, 14.5 percent and 10.2 percent YoY, respectively contributed to the EBITDA of this Business Unit.

Glass Containers

(51 percent of 2006 Consolidated Sales)

Sales

Sales increased 20.8 percent YoY to US$316 million from US$261 million. On a comparable basis, excluding VIPASA, which was acquired in April 2006, sales increased 18 percent YoY.

The main drivers behind the 12.1 percent YoY increase in domestic sales were higher volumes in the food, beer, CFT (Cosmetics, Fragrances & Toiletries) and wine & liquor segments coupled with an improved price mix in the food and beer markets.

Export sales grew 21.7 percent YoY due to higher volumes across all segments coupled with an improved price mix in the wine & liquor, soft drinks and CFT markets.

Sales from Glass Containers' foreign subsidiaries rose 60.6 percent YoY, reflecting the acquisition of VIPASA coupled with an increased demand in Central and South America.

EBIT and EBITDA

EBIT for the quarter increased 81.4 percent YoY to US$44 million from US$24 million in 4Q'05. EBITDA for the same period rose 32.3 percent to US$72 million from US$55 million.

During the quarter, on a comparable basis, excluding VIPASA, Glass Containers EBIT increased 79 percent YoY and EBITDA rose 30 percent.

EBITDA growth continued to be driven by higher sales, improved production efficiencies (enhanced fixed costs absorption) and cost reduction initiatives which more than offset higher raw materials and maintenance costs associated with increased capacity utilization of both furnaces and production lines.

EBITDA from Mexican glass containers operations, VENA's core business representing approximately 80 percent of total EBITDA, rose 21.7 percent YoY.

The Company's cost reduction efforts continued to benefit results during 2006. COGS as percentage of sales were reduced by almost 200 basis points compared to 2005.

	CONSOLIDATED
	VITRO, S.A. DE C.V. AND SUBSIDIARIES
	CONSOLIDATED FINANCIAL STATEMENTS
	FOR THE PERIODS, (MILLION)

		Fourth Quarter						January - December
	INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
Item		2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.
1	Consolidated Net Sales	6,620	6,323	4.7	608	565	7.7	26,562	25,323	4.9	2,401	2,212	8.5
2	Cost of Sales	4,731	4,499	5.2	435	402	8.2	19,282	18,298	5.4	1,743	1,597	9.1
3	Gross Income	1,889	1,824	3.6	174	163	6.6	7,280	7,025	3.6	658	615	7.0
4	SG&A Expenses	1,394	1,350	3.2	128	121	6.0	5,270	5,276	(0.1)	478	462	3.5
5	Operating Income	495	474	4.5	45	42	8.2	2,010	1,749	14.9	180	153	17.7

6	Interest Expense	381	493	(22.6)	35	44	(20.8)	1,741	1,921		156	166	(6.3)
7	Interest Income	(37)	(60)	(38.3)	(3)	(5)	(36.5)	(128)	(165)	(22.4)	(12)	(14)	(18.7)
	Other Financial Expenses (net)	71	198	(64.1)	7	18	(63.1)	785	526	49.2	70	46	52.4
8	Exchange Loss (Gain)	(122)	(150)	(19.0)	(12)	(13)	(14.7)	215	(402)	--	17	(36)	--
9	Gain from Monet. Position	(133)	(155)	(14.3)	(12)	(14)	(12.1)	(424)	(438)	(3.2)	(39)	(38)	1.1
10	Total Financing Cost	161	325	(50.6)	14	29	(50.8)	2,188	1,441	51.9	193	124	55.3
11	Other Expenses (Income), net	(364)	(26)	--	(34)	(3)	--	(273)	423	--	(25)	36	--
13	Inc. (loss) bef. Tax & PSW	698	175	299.0	65	15	320.0	94	(115)	--	12	(8)	--
14	Income Tax and PSW	336	(2)	--	31	(0)	--	268	(452)	--	26	(39)	--
15	Net Inc. (loss) Cont. Opns.	362	177	104.8	34	16	112.4	(174)	337	--	(14)	31	--
16	Income (loss)of Discont. Oper.	-	19	--	-	2	--	(30)	3	--	(2)	0	--
16	Income on disposal of discontinued operations	(2)	-	--	(0)	-	--	463	-	--	40	-	--
17	Extraordinary Items, Net	-	(0)	--	-	(0)	--	-	(119)	--	-	(10)	--
17	Net Income (Loss)	360	196	83.4	34	18	90.1	259	221	17.2	23	21	8.2
18	Net Income (loss) of Maj. Int.	363	187	94.0	34	17	99.4	360	53	582.0	32	7	375.6
19	Net Income (loss) of Min. Int.	(4)	9	--	(0)	1	--	(101)	168	--	(9)	15	--

	VITRO, S.A. DE C.V. AND SUBSIDIARIES
	CONSOLIDATED FINANCIAL STATEMENTS
	As of December 31, (Million)

		Constant Pesos			Nominal Dollars
Item	BALANCE SHEET	2006	2005	% Var.	2006	2005	% Var.		FINANCIAL INDICATORS		4Q'06	4Q'05
20	Cash & Cash Equivalents	1,172	1,379	(15.0)	108	124	(12.6)	Debt/EBITDA (LTM, times)			3.0	4.0
21	Trade Receivables	1,293	1,283	0.7	120	113	5.5	EBITDA/ Total Net Fin. Exp. (LTM, times)			1.7	1.7
22	Inventories	3,794	4,027	(5.8)	351	360	(2.6)	Debt / (Debt + Equity) (times)			0.6	0.6
23	Other Current Assets	2,515	2,688	(6.5)	233	243	(4.1)	Debt/Equity (times)			1.4	1.8
24	Current Assets from Disc. Operations	-	773	--	-	70	--	Total Liab./Stockh. Equity (times)			2.1	2.6
24	Total Current Assets	8,773	10,150	(13.6)	811	910	(10.9)	Curr. Assets/Curr. Liab. (times)			1.0	1.2
25								Sales/Assets (times)			1.0	0.9
26	Prop., Plant & Equipment	15,680	17,090	(8.2)	1,450	1,539	(5.8)	EPS (Ps$) *			1.17	0.63
27	Deferred Assets	2,038	2,693	(24.3)	189	238	(20.9)	EPADR (US$) *			0.33	0.17
28	LT Assets from Disc. Operations	-	1,174	--	-	106	--
28	Other Long-Term Assets	663	368	80.0	61	33	85.6	* Based on the weighted average shares outstanding.
29	Total Assets	27,154	31,475	(13.7)	2,512	2,827	(11.2)	OTHER DATA
								# Shares Issued (thousands)			386,857	324,000
30	Short-Term & Curr. Debt	4,570	3,700	23.5	423	332	27.4
31	Trade Payables	2,084	1,941	7.4	193	173	11.3	# Average Shares Outstanding
32	Other Current Liabilities	2,144	2,656	(19.3)	198	239	(16.9)	(thousands)			311,395	295,728
33	Current Liabilities from Disc. Operations	-	360	--	-	32	--
33	Total Curr. Liab.	8,798	8,657	1.6	814	776	4.8
34	Long-Term Debt	7,765	11,639	(33.3)	718	1,051	(31.7)	# Employees			22,294	20,877
35	Other LT Liabilities	1,716	1,433	19.8	159	128	24.0
36	LT Liabilities from Disc. Operations	-	988	--	-	89	--
36	Total Liabilities	18,279	22,717	(19.5)	1,691	2,045	(17.3)

37	Majority interest	7,150	5,753	24.3	661	516	28.2
38	Minority Interest	1,726	3,006	(42.6)	160	266	(40.0)
39	Total Shar. Equity	8,875	8,759	1.3	821	782	5.0

VITRO, S.A. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
FOR THE PERIODS, (MILLION)

	Fourth Quarter						January - December
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2006	2005	%	2006	2005	%	2006	2005	%	2006	2005	%
FLAT GLASS
Net Sales	3,059	3,311	-7.6%	281	294	-4.3%	12,710	12,960	-1.9%	1,149	1,130	1.7%
Interd. Sales	1	0	2081.0%	0	0	2025.0%	1	2	-45.7%	0	0	-42.5%
Con. Net Sales	3,059	3,311	-7.6%	281	294	-4.4%	12,709	12,958	-1.9%	1,149	1,130	1.7%
Expts.	512	790	-35.2%	47	71	-33.7%	2,399	3,444	-30.3%	215	298	-28.0%
EBIT	111	179	-37.6%	10	16	-34.3%	375	474	-20.9%	34	42	-18.3%
Margin (1)	3.6%	5.4%		3.6%	5.3%		3.0%	3.7%		3.0%	3.7%
EBITDA	290	344	-15.7%	27	30	-12.1%	1,074	1,173	-8.4%	97	102	-5.1%
Margin (1)	9.5%	10.4%		9.5%	10.3%		8.5%	9.1%		8.4%	9.0%

Flat Glass Volumes (Thousand m2R)(3)
Const + Auto				29,860	36,786	-18.8%				129,586	138,502	-6.4%

GLASS CONTAINERS
Net Sales	3,455	2,933	17.8%	317	264	20.4%	13,518	12,002	12.6%	1,222	1,051	16.3%
Interd. Sales	20	25	-20.5%	2	2	-18.9%	83	134	-38.0%	7	12	-35.4%
Con. Net Sales	3,435	2,908	18.1%	316	261	20.8%	13,435	11,868	13.2%	1,214	1,039	16.9%
Expts.	918	770	19.3%	85	70	21.7%	3,754	3,266	14.9%	343	290	18.6%
EBIT	478	270	77.0%	44	24	81.4%	1,783	1,277	39.6%	160	112	43.3%
Margin (1)	13.9%	9.3%		13.9%	9.3%		13.3%	10.8%		13.2%	10.7%
EBITDA	787	610	29.1%	72	55	32.3%	3,069	2,539	20.9%	275	221	24.5%
Margin (1)	22.9%	21.0%		22.9%	20.9%		22.8%	21.4%		22.7%	21.3%

Glass containers volumes (MM Pieces)
Domestic				1,233	1,067	15.5%				4,889	4,380	11.6%
Exports				338	300	12.6%				1,343	1,220	10.1%
Total:Dom.+Exp.				1,571	1,367	14.9%				6,232	5,600	11.3%

Soda Ash (Thousand Tons)				162	154	5.0%				635	596	6.6%

CONSOLIDATED (2)
Net Sales	6,641	6,349	4.6%	610	567	7.6%	26,649	25,472	4.6%	2,409	2,225	8.3%
Interd. Sales	21	26	-20.4%	2	2	-18.9%	87	149	-41.4%	8	13	-38.9%
Con. Net Sales	6,620	6,323	4.7%	608	565	7.7%	26,562	25,323	4.9%	2,401	2,212	8.5%
Expts.	1,430	1,560	-8.3%	132	140	-6.2%	6,153	6,710	-8.3%	558	588	-5.0%
EBIT	495	474	4.5%	45	42	8.2%	2,010	1,749	14.9%	180	153	17.7%
Margin (1)	7.5%	7.5%		7.5%	7.4%		7.6%	6.9%		7.5%	6.9%
EBITDA	1,065	1,022	4.2%	94	91	3.6%	4,174	3,863	8.1%	371	336	10.4%
Margin (1)	16.1%	16.2%		15.5%	16.1%		15.7%	15.3%		15.5%	15.2%
(1) EBIT and EBITDA Margins consider Consolidated Net Sales.
(2) Includes corporate companies and other's sales and EBIT.
(3) m2R = Reduced Squared Meters

Annexes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: February 26, 2007